EXHIBIT 99.1

LEVON RESOURCES LTD.
(An Exploration Stage Company)

Condensed Consolidated Interim Financial Statements

For the six months ended September 30, 2013
(Expressed in Canadian Dollars)

Index	Page

Management’s Responsibility for Financial Reporting	1

Condensed Consolidated Financial Statements

Condensed Consolidated Interim Statements of Financial Position	2

Condensed Consolidated Interim Statements of Operations and Comprehensive Loss	3

Condensed Consolidated Interim Statements of Cash Flows	4

Condensed Consolidated Interim Statements of Changes in Shareholders’ Equity	5 – 6

Notes to Condensed Consolidated Interim Financial Statements	7 – 27

MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL REPORTING

The condensed interim financial statements of Levon Resources Ltd. (an exploration stage company) are the responsibility of the Company’s management. These condensed financial statements are prepared in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board and reflect management’s best estimates and judgment based on information currently available.

Management has developed and is maintaining a system of internal controls to ensure that the Company’s assets are safeguarded, transactions are authorized and properly recorded and financial information is reliable.

The Board of Directors is responsible for ensuring management fulfills its responsibilities. The Audit Committee reviews the results of the condensed interim financial statements prior to their submission to the Board of Directors for approval.

The condensed interim financial statements have not been audited.

“Ron Tremblay”	“Annie Chan”
Ron Tremblay	Annie Chan
CEO	CFO

Vancouver, British Columbia November 13, 2013

LEVON RESOURCES LTD.
(An Exploration Stage Company)
Condensed Consolidated Interim Statements of Financial Position
(Expressed in Canadian Dollars)

	September 30, 2013	March 31, 2013

ASSETS
Current
Cash and cash equivalents	$45,325,176	$49,311,914
Amounts receivable	28,935	46,705
Prepaid expenses	361,166	51,474
Investments (Note 4)	3,172	3,977
	45,718,449	49,414,070
Non-current assets
Due from related parties (Note 10)	-	5,564
Reclamation deposits (Note 5)	32,629	32,629
Amounts receivable (Note 6)	2,384,812	2,492,845
Exploration and evaluation assets (Note 7)	128,754,247	126,601,959
Property and equipment (Note 8)	118,262	134,429
Total Assets	$177,008,399	$178,681,496

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current
Accounts payable and accrued liabilities	$92,365	$162,686
Due to related parties (Note 11)	51,663	81,540

Total Liabilities	144,028	244,226

SHAREHOLDERS’ EQUITY
Share capital (Note 9)	230,664,826	230,664,826
Reserves	15,926,754	16,243,081
Accumulated other comprehensive loss	(26,301)	(25,496)
Deficit	(69,700,908)	(68,445,141)

Total Equity	176,864,371	178,437,270

Total Liabilities and Shareholders’ Equity	$177,008,399	$178,681,496

Approved on behalf of the Board:

“Gary Robertson”
....................................................................................................	Director
Gary Robertson

“Ron Tremblay”
....................................................................................................	Director
Ron Tremblay

The accompanying notes are an integral part of these condensed consolidated interim financial statements

LEVON RESOURCES LTD.
(An Exploration Stage Company)
Condensed Consolidated Interim Statements of Operations and Comprehensive Loss
(Expressed in Canadian Dollars)

		Three months ended September 30,		Six months ended September 30,
	Note	2013	2012	2013	2012

Operating and Administrative Expenses
Consulting and management fees		$180,453	$176,650	$340,409	$344,100
Depreciation		5,198	16,454	10,396	24,927
Independent director fees		22,500	60,000	52,500	60,000
Exploration expenditures	9	512,367	1,468,328	870,331	3,206,490
Listing and filing fees		37,301	26,317	66,572	53,845
Office, occupancy & miscellaneous		48,624	58,974	96,454	101,039
Professional fees (recovery)		100,719	(56,606)	117,689	(40,850)
Salaries and benefits		43,600	61,716	98,434	123,897
Shareholder relations and promotion		53,160	68,828	113,113	104,727
Share-based compensation	12	19,491	1,085,013	35,692	1,128,719
Travel (recovery)		20,433	(6,236)	23,263	170,251

Loss Before Other Items		(1,043,846)	(2,959,438)	(1,824,853)	(5,277,145)

Other Income
Interest income		112,091	77,194	266,254	227,857
Unrealized foreign exchange loss		(190,591)	(496,025)	(49,187)	(191,399)

Net Loss for Period		(1,122,346)	(3,378,269)	(1,607,786)	(5,240,687)

Other Comprehensive Income (Loss)
Unrealized gain (loss on available-for-sale securities		(554)	618	(805)	(3,076)

Total Comprehensive Loss for Period		$(1,122,900)	$(3,377,651)	$(1,608,591)	$(5,243,763)

Loss Per Share, Basic and Diluted		$(0.01)	$(0.02)	$(0.01)	$(0.03)

Weighted Average Number of Common Shares Outstanding		199,854,423	199,780,510	199,854,423	199,767,538

The accompanying notes are an integral part of these condensed consolidated interim financial statements

LEVON RESOURCES LTD.
(An Exploration Stage Company)
Condensed Consolidated Interim Statements of Cash Flows
(Expressed in Canadian Dollars)

		Six months ended September 30,
	Note	2013	2012

CASH PROVIDED BY (USED IN):

OPERATING ACTIVITIES
Net loss		$(1,607,786)	$(5,240,687)
Adjustments for non-cash items:
Depreciation		10,396	24,927
Share-based compensation		35,692	1,128,719
Unrealized foreign exchange gain (loss)		22,737	(136,718)
		(1,538,961)	(4,223,759)

Changes in non-cash working capital items:
Amounts receivable and prepaid expenses		(183,889)	158,360
Accounts payable and accrued liabilities		(70,321)	(137,825)
Due from (to) related parties		(24,313)	(283,685)
		(1,817,484)	(4,486,909)
INVESTING ACTIVITIES
Investment in exploration and evaluation assets		(2,146,517)	-
Purchase of equipment		-	(12,118)
		(2,146,517)	(12,118)
FINANCING ACTIVITIES
Issue of share capital for cash, net of issuance costs		-	27,758

Net decrease in cash		(3,964,001)	(4,471,269)
Unrealized foreign exchange effect on cash		(22,737)	136,718
Cash and cash equivalents, beginning of the period		49,311,914	58,051,989

Cash and cash equivalents, end of the period		$45,325,176	$53,717,438

The accompanying notes are an integral part of these condensed consolidated interim financial statements

LEVON RESOURCES LTD.
(An Exploration Stage Company)
Condensed Consolidated Interim Statements of Changes in Shareholders’ Equity
(Expressed in Canadian Dollars)

	Shares	Share Capital	Equity Reserves Reserve for options	Reserve for warrants	Total	Accumulated Other Comprehensive Loss	Accumulated Deficit	Total Shareholders’ Equity

Balance, March 31, 2012	199,754,423	$230,608,666	$15,513,249	$950,766	$16,464,015	$(21,763)	$(62,899,323)	$184,151,595
Share issuance costs	-	(7,242)	-	-	-	-	-	(7,242)
Exercise of options	100,000	35,000	-	-	-	-	-	35,000
Fair value of options exercised	-	21,160	(21,160)	-	(21,160)	-	-	-
Transfer of expired options	-	-	(218,781)	-	(218,781)	-	218,781	-
Share-based compensation	-	-	1,128,719	-	1,128,719	-	-	1,128,719
Net loss for the period	-	-	-	-	-	-	(5,240,687)	(5,240,687)
Unrealized loss on available for sale securities	-	-	-	-	-	(3,076)	-	(3,076)
Balance, September 30, 2012	199,854,423	$230,657,584	$16,402,027	$950,766	$17,352,793	$(24,839)	$(67,921,229)	$180,064,309

The accompanying notes are an integral part of these condensed consolidated interim financial statements

LEVON RESOURCES LTD.
(An Exploration Stage Company)
Condensed Consolidated Interim Statements of Changes in Shareholders’ Equity
(Expressed in Canadian Dollars)

	Shares	Share Capital	Equity Reserves Reserve for options	Reserve for warrants	Total	Accumulated Other Comprehensive Loss	Accumulated Deficit	Total Shareholders’ Equity

Balance, March 31, 2013	199,854,423	$230,664,826	$16,243,081	$-	$16,243,081	$(25,496)	$(68,445,141)	$178,437,270
Transfer of expired options	-	-	(352,019)	-	(352,019)	-	352,019	-
Share-based compensation	-	-	35,692	-	35,692	-	-	35,692
Net loss for the period	-	-	-	-	-	-	(1,607,786)	(1,607,786)
Unrealized loss on available for sale securities	-	-	-	-	-	(805)	-	(805)
Balance, September 30, 2013	199,854,423	$230,664,826	$15,926,754	$-	$15,926,754	$(26,301)	$(69,700,908)	$176,864,371

The accompanying notes are an integral part of these condensed consolidated interim financial statements

LEVON RESOURCES LTD.
(An Exploration Stage Company)
Notes to the Condensed Consolidated Interim Financial Statements
(Expressed in Canadian Dollars)

1.            NATURE OF OPERATIONS

Levon Resources Ltd. (the “Company”) was incorporated under the laws of British Columbia on April 9, 1965.  The Company is an exploration stage public company whose principal business activities are the exploration for and development of exploration and evaluation properties in Mexico. There have been no significant revenues generated from these activities to date.  The address of the Company’s registered office is Suite 900 – 570 Granville Street, Vancouver, British Columbia V6C 3P1.

The business of mining and exploring for minerals involves a high degree of risk and there can be no assurance that current exploration programs will result in profitable mining operations. The recoverability of the carrying value of exploration and evaluation assets and the Company's ability to continue as a going concern is dependent upon the preservation of its interest in the underlying properties, the discovery of economically recoverable reserves, the achievement of profitable operations or the ability of the Company to raise alternative financing.

2.            BASIS OF PRESENTATION

Statement of compliance

These financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board applicable to the preparation of interim financial statements, including International Accounting Standard (“IAS”) 34 Interim Financial Reporting.

These condensed consolidated interim financial statements follow the same accounting policies and methods of application as the Company’s most recent annual financial statements.  Accordingly, these condensed consolidated interim financial statements should be read in conjunction with the Company’s annual financial statements for the year ended March 31, 2013, which were prepared in accordance with IFRS as issued by the IASB.

Basis of presentation

These financial statements are expressed in Canadian dollars, the Company’s functional currency,and have been prepared on a historical cost basis except for financial instruments that have been classified as fair value through profit and loss (“FVTPL”), which are stated at their fair values.  In addition, these financial statements have been prepared using the accrual basis of accounting, with the exception of cash flow information.  The accounting policies set out in Note 3 of the Company’s audited financial statements as at and for the year ended March 31, 2013 have been applied in preparing these condensed interim financial statements

Approval of the condensed consolidated interim financial statements

These condensed consolidated interim financial statements were reviewed by the Audit Committee and approved and authorized for issue by the Board of Directors on August 9, 2013.

LEVON RESOURCES LTD.
(An Exploration Stage Company)
Notes to the Condensed Consolidated Interim Financial Statements
(Expressed in Canadian Dollars)

2.            BASIS OF PRESENTATION (Continued)

Foreign currency transactions

Transactions in currencies other than the functional currency are recorded at the rates of exchange prevailing on the dates of the transactions. At each financial position reporting date, monetary assets and liabilities that are denominated in foreign currencies are translated at the rates prevailing at the date of the condensedconsolidated interim statement of financial position.  Non-monetary items that are measured in terms of historical cost in a foreign currency are not re-translated.

               Significant accounting judgements and estimates

The preparation of financial statements requires management to make judgments, estimates, and assumptions that affect the application of policies and reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of expenses during the reporting period. In particular, significant judgments made by management in the application of IFRS during the preparation of the consolidated financial statements and estimates with a risk of material adjustment are:

(a)	Realization of exploration and evaluation assets
The investment in exploration and evaluation assets on the Cordero Project comprise a significant portion of the Company’s assets.  Realization of the Company’s investment in the exploration and evaluation assets is dependent upon the Company obtaining permits, the satisfaction of local governmental requirements, the attainment of successful production from the properties, or from the proceeds upon disposal of the Company’s properties.   Resource exploration and development is highly speculative and involves inherent risks.  While the rewards if an ore body is discovered can be substantial, few properties that are explored are ultimately developed into producing mines.

(b)	Environmental
Environmental legislation is becoming increasingly stringent and the costs of regulatory compliance are increasing.  The impact of new and future environmental legislation on the Company’s operations may cause additional expenses and restrictions.  If the restrictions adversely affect the scope of exploration and development of the Cordero Project, the potential for production on the property may be diminished or negated.

The Company is subject to laws and regulations relating to environmental matters in all jurisdictions in which it operates, including provisions relating to property reclamation, discharge of hazardous material and other matters.  The Company may also be held liable should environmental problems be discovered that were caused by former owners and operators of its properties and properties in which it has previously had an interest.  The Company conducts its mineral exploration activities in compliance with applicable environmental protection legislation.

Future obligations to retire an asset, including dismantling, remediation and ongoing treatment and monitoring of the site related to normal operations, are initially recognized and recorded as a liability based on estimated future cash flows discounted at a credit adjusted risk free rate.

At September 30, 2013, the Company is not aware of any existing environmental problems related to any of its current or former properties that may result in material liability to the Company.

LEVON RESOURCES LTD.
(An Exploration Stage Company)
Notes to the Condensed Consolidated Interim Financial Statements
(Expressed in Canadian Dollars)

2.           BASIS OF PRESENTATION(Continued)

  Significant accounting judgements and estimates (Continued)

(c)	Impairment assessment
At each financial position reporting date, the carrying amounts of the Company’s assets are reviewed to determine whether there is any indication that those assets are impaired.  If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment, if any.  Where the asset does not generate cash flows that are independent from other assets, the Company estimates the recoverable amount of the cash-generating unit to which the asset belongs.

At September 30, 2013, there are no indications that suggest that the Company’s assets are impaired.

(d)	Recoverability of amounts receivable
The balancein amounts receivable includes value added taxes to be recovered in Mexico. At each financial position reporting date, the carrying amounts of the Company’s amounts receivable are reviewed to determine whether there is any indication that those assets are impaired.  If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment, if any.

The Company is corresponding with the Mexican government to recover the Mexican value added tax. At September  30, 2013, there are no indications that suggest that the Company’s Mexican value added tax are not recoverable.

(e)	Valuation of share-based payments
The Company uses the Black-Scholes option pricing model for valuation of share-based payments.  Option pricing models require the input of subjective assumptions including expected price volatility, interest rate and forfeiture rate.  Changes in the input assumptions can materially affect the fair value estimate and the Company’s earnings and equity reserves.

(f)	Income taxes
In assessing the probability of realizing income tax assets, management makes estimates related to expectations of future taxable income, applicable tax opportunities, expected timing of reversals of existing temporary differences and likelihood that tax positions taken will be sustained upon examination by applicable tax authorities.  In making its assessments, management gives additional weight to positive and negative evidence that can be objectively verified.

While management believes that these judgments and estimates are reasonable, actual results could differ from those estimates and could impact future results of comprehensive income and cash flows.  The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period or in the period of the revision and further periods if the review affects both current and future periods.  There were no significant changes in estimates during the fourth quarter of the year ended September 30, 2013.

LEVON RESOURCES LTD.
(An Exploration Stage Company)
Notes to the Condensed Consolidated Interim Financial Statements
(Expressed in Canadian Dollars)

2.            BASIS OF PRESENTATION(Continued)

Basis of consolidation

The condensed consolidated interim financial statements include the accounts of the Company and its wholly owned subsidiaries.

	Jurisdiction	Nature of Operations
Valley High Ventures Ltd. (“VHV”)	British Columbia; Canada	Holding Company
Citrine Investment Holdings Limited	British Virgin Islands	Holding Company
Minera Titan S.A. de C.V	Mexico	Exploration Company
Aphrodite Asset Holdings Ltd	British Virgin Islands	Holding Company
Turney Assets Limited	British Virgin Islands	Holding Company
Mineral El Camino S.A. de C.V.	Mexico	Holding Company
Administracion de Projectos Levon en Mexico S.A. de C.V.	Mexico	Mexican operations administration

Intercompany balances and transactions, including unrealized income and expenses arising from intercompany transactions, are eliminated in preparing the condensed consolidated interim financial statements.

3.            RECENT ACCOUNTING PRONOUNCEMENTS

New accounting standards effective April 1, 2013

IFRS 10 Consolidated Financial Statements–IFRS 10 requires a parent to present consolidated financial statements as those of a single economic entity, replacing the requirements previously contained in IAS 27 Consolidated and Separate Financial Statements and SIC-12 Consolidation - Special Purpose Entities.

The standard identifies the principles of control, determines how to identify whether an investor controls an investee, and therefore, must consolidate the investee, and sets out the principles for the preparation of consolidated financial statements.

The standard introduces a single consolidation model for all entities based on control, irrespective of the nature of the investee (i.e., whether an entity is controlled through voting rights of investors or through other contractual arrangements as is common in “special purpose entities”). Under IFRS 10, control is based on whether an investor has power over the investee, exposure, or rights, to variable returns from its involvement with the investee, and the ability to use its power over the investee to affect the amount of the returns.

IFRS 11 Joint Arrangements– IFRS 11 requires a venturer to classify its interest in a joint arrangement as a joint venture or joint operation. Joint ventures will be accounted for using the equity method of accounting whereas for a joint operation the venturer will recognize its share of the assets, liabilities, revenue and expenses of the joint operation. Under existing IFRS, entities have the choice to proportionately consolidate or equity account for interests in joint ventures. IFRS 11 supersedes IAS 31 Interests in Joint Ventures and SIC-13 Jointly Controlled Entities - Non-monetary Contributions by Venturers.

LEVON RESOURCES LTD.
(An Exploration Stage Company)
Notes to the Condensed Consolidated Interim Financial Statements
(Expressed in Canadian Dollars)

3.            SIGNIFICANT ACCOUNTING POLICIES (Continued)

New accounting standards and interpretations not yet adopted (Continued)

IFRS 12 Disclosure of Interests in Other Entities–IFRS 12 requires the extensive disclosure of information that enables users of financial statements to evaluate the nature of, and risks associated with, interests in other entities and the effects of those interests on its financial position, financial performance and cash flows.

In high-level terms, the required disclosures are grouped into the following broad categories:

•	Significant judgments and assumptions– suchas how control, joint control, significant influence has been determined
•	Interests in subsidiaries– includingdetails of the structure of the group, risks associated with structured entities, changes in control, and so on
•
Interests in joint arrangements and associates– thenature, extent and financial effects of interests in joint arrangements and associates (including names, details and summarized financial information)

•
Interests in unconsolidated structured entities– informationto allow an understanding of the nature and extent of interests in unconsolidated structured entities and to evaluate the nature of, and changes in, the risks associated with its interests in unconsolidated structured entities

IFRS 12 lists specific examples and additional disclosures which further expand upon each of these disclosure objectives, and includes other guidance on the extensive disclosures required. Applicable to annual periods beginning on or after January 1, 2013. If early-adopted, must be adopted together with IFRS 10, IFRS 11, IAS 27 (2011) and IAS 28 (2011).

IFRS 13 Fair Value Measurement–IFRS 13 is a comprehensive standard for fair value measurement and disclosure requirements for use across all IFRS standards. The new standard clarifies that fair value is the price that would be received to sell an asset, or paid to transfer a liability in an orderly transaction between market participants, at the measurement date. It also establishes disclosures about fair value measurement. Under existing IFRS, guidance on measuring and disclosing fair value is dispersed among the specific standards requiring fair value measurements and in many cases does not reflect a clear measurement basis or consistent disclosures.

Amendments to IAS 1Presentation of Financial Statements– The IASB has amended IAS 1 to require entities to separate items presented in other comprehensive income (“OCI”) into two groups, based on whether or not items may be reclassified into profit or loss in the future. Entities that choose to present OCI items before tax will be required to show the amount of tax related to the two groups separately.

IFRIC 20 Stripping Costs in the Production Phase of a Surface Mine– IFRIC 20 addresses the accounting for overburden waste removal (stripping) costs in the production phase of a surface mine. Stripping activity may result in two types of benefits: i) inventory produced and ii) improved access to ore that will be mined in the future. Stripping costs associated with inventory production should be accounted for as a current production cost in accordance with IAS 2 Inventories, and those associated with improved access to ore should be accounted for as an addition to, or enhancement of, an existing asset.

LEVON RESOURCES LTD.
(An Exploration Stage Company)
Notes to the Condensed Consolidated Interim Financial Statements
(Expressed in Canadian Dollars)

3.            SIGNIFICANT ACCOUNTING POLICIES (Continued)

New accounting standards effective April 1, 2013 (Continued)

Amendments to other standards –In addition, there have been other amendments to existing standards, including IAS 27 SeparateFinancial Statements and IAS 28 Investments in Associates and Joint Ventures. IAS 27 addresses accounting for subsidiaries, jointly controlled entities and associates in non-consolidated financial statements. IAS 28 has been amended to include joint ventures in its scope and to address the changes in IFRS 10 to IFRS 13.

Each of the new standards, IFRS 10 to 13, IFRIC 20 and the amendments to other standards, is effective for the Company beginning on April 1, 2013 with early adoption permitted. The Company is assessing the impact that the new standards will have on its consolidated financial statements.

New accounting standards effective April 1, 2015

IFRS 9 Financial Instruments–IFRS 9 was issued in November 2009 and contained requirements for financial assets. This standard addresses classification and measurement of financial assets and replaces the multiple category and measurement models in IAS 39 for debt instruments with a new mixed measurement model having only two categories: amortized cost and FVTPL. IFRS 9 also replaces the models for measuring equity instruments and such instruments are either recognized at the FVTPL or at fair value through other comprehensive income. Where such equity instruments are measured at fair value through other comprehensive income, dividends are recognized in profit or loss to the extent thatthey do not clearly representing a return of investment; however, others gains and losses (including impairments) associated with such instruments remain in accumulated other comprehensive income indefinitely.

Requirements for financial liabilities were added in October 2010 and they largely carried forward existing requirements in IAS 39 Financial Instruments – Recognition and Measurement, except that fair value changes due to credit risk for liabilities designated at FVTPL would generally be recorded in OCI.

IFRS 9 is effective for the Company beginning on April 1, 2015 with early adoption permitted. The Company has not yet begun the process of assessing the impact that the new and amended standards will have on its consolidated financial statements or whether to early-adopt any of the new requirements.

LEVON RESOURCES LTD.
(An Exploration Stage Company)
Notes to the Condensed Consolidated Interim Financial Statements
(Expressed in Canadian Dollars)

4.            INVESTMENTS

At September 30, 2013, the Company held investments as follows:

	Quantity	Cost	Accumulated Unrealized Gains (Losses)	Fair Value
Available-for-sale
Great Thunder Gold Corp. *	11,632	$27,918	$(27,453)	$465
Avino Silver & Gold Mines Ltd.	2,200	1,554	1,152	2,706
Omega Equities Corp. (at nominal value)	57,000	1	-	1
		$29,473	$(26,301)	$3,172

At March 31, 2013, the Company held investments as follows:

	Quantity	Cost	Accumulated Unrealized Gains (Losses)	Fair Value
Available-for-sale
Mill Bay Ventures Inc. *	34,897	$27,918	$(27,221)	$697
Avino Silver & Gold Mines Ltd.	2,200	1,554	1,725	3,279
Omega Equities Corp. (at nominal value)	57,000	1	-	1
		$29,473	$(25,496)	$3,977

* During the six months ended September 30, 2013, Mill Bay Ventures Inc. changed its name to Great Thunder Gold Corp. and had a 1 for 3 share consolidation.

5.            RECLAMATION DEPOSITS

The Company has pledged specified term deposits as security for reclamation permits, as required by certain government agencies. The Company has a varying number of deposits on hand ranging from $1,000 to $6,000 with maturity dates ranging from October 31, 2013 to September 18,  2014 and interest rates at 0.80%.

LEVON RESOURCES LTD.
(An Exploration Stage Company)
Notes to the Condensed Consolidated Interim Financial Statements
(Expressed in Canadian Dollars)

6.            AMOUNTS RECEIVABLE

The balance in amounts receivable includes value added taxes to be recovered in Mexico. At each financial position reporting date, the carrying amounts of the Company’s amounts receivable are reviewed to determine whether there is any indication that those assets are impaired.  If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment, if any.

The Company is corresponding with the Mexican government to recover the Mexican value added tax. At September 30, 2013, there are no indications that suggest that the Company’s Mexican value added tax are not recoverable.

7.            EXPLORATION AND EVALUATION ASSETS

The Company hascapitlized the following acquisition expenditures:

Cordero Sanson
Balance, March 31, 2013	$126,601,959
Additions during the year*	2,152,288
Balance, September 30, 2013 and March 31, 2012	$128,754,247

* During the six months ended September 30, 2013, the Company entered into an agreement to purchase a 100% interest in the Aida mining claim, located in a central part of the Cordero Project claim block for $2,000,000 USD.  Acquisition of the Aida claim consolidates Levon’s 100% ownership of all mining claims in the Cordero mining district.  This amount has been capitalized as exploration and evaluation assets.

The Company incurred the following exploration expenditures with the Cordero Sanson property, which were expensed in the condensed consolidated interim statement of operations for the three and months ended September 30, 2013 and 2012.

	Cordero Sanson
	Three months ended September 30, 2013	Three months ended September 30, 2012
	(Note 9(c))	(Note 9(c))

Assays	$67,264	$157,574
Drilling and exploration	3,760	494,424
General supplies and services	85,194	-
Geological and management services	298,989	816,330
Professional fees	57,160	-
Mining Rights	-	-
	$512,367	$1,468,328

LEVON RESOURCES LTD.
(An Exploration Stage Company)
Notes to the Condensed Consolidated Interim Financial Statements
(Expressed in Canadian Dollars)

7.            EXPLORATION AND EVALUATION ASSETS (Continued)

	Cordero Sanson
	Six months ended September 30, 2013	Six months ended September 30, 2012
	(Note 7(c))	(Note 7(c))

Assays	$96,174	$381,395
Drilling and exploration	16,884	1,534,72
General supplies and services	85,194	36,129
Geological and management services	518,411	1,254,234
Professional fees **	105,709	-
Mining Rights **	47,959	-
	$870,331	$3,206,490

** Mining rights and professional fees were previously recorded as part of geological and management services.

(a)           Congress claims

The Company owns a 50% leasehold interest in certain claims in the Lillooet Mining Division, British Columbia.

The Congress claims are subject to a Joint Venture Agreement dated February 25,1983 between the Company and Veronex Resources Ltd. (“Veronex”). Veronex has earned a 50% net interest in the claims, net of a 5% net smelter royalty (“NSR”) held by the Company, by expending $1,000,000 in a prior year. All subsequent expenditures are to be contributed equally by the Company and Veronex. The Company is looking to reacquire Veronex’s interest in the claims, as Veronex had transferred its interest to another company against the terms of the original agreement and had not complied with other terms of agreement.

(b)	Gold Bridge claims (BRX Project)

The Company owns a 50% interest in certain mineral claims in the Gold Bridge area, Lillooet Mining Division, British Columbia. The claims remain in good standing until December 2014.

LEVON RESOURCES LTD.
(An Exploration Stage Company)
Notes to the Condensed Consolidated Interim Financial Statements
(Expressed in Canadian Dollars)

7.            EXPLORATION AND EVALUATION ASSETS (Continued)

(c)	Cordero Sanson

The Cordero Sanson Property (“Cordero”) is located near Hidalgo Del Parral, Chihuahua, Mexico. The Cordero mining claims are comprised of claims wholly-owned by VHV by agreement with long-standing ranch families and small local mining companies, and certain other claims that were staked by the Company.

During the year ended March 31, 2011, the Company acquired 100% ownership of the property by way of the acquisition of VHV (Note 4).

(d)	Other claims include the Eagle Ruf and Norma Sass and Wayside as described below:

(i)	Eagle claims The Company holds a 50% interest in certain lode mining claims located in Lander County, Nevada. The claims are subject to a 3% NSR.

(ii)
Ruf and Norma Sass properties

In 2003, the Company acquired from Coral Resource Inc. (“Coral”), a public company with common directors and management, an undivided one-third interest in certain mineral claims known as the Ruf and Norma Sass properties located in Lander County, Nevada.

A third party holds a 3% NSR on the production from certain of the claims, up to a limit of US$1,250,000.

(iii)	Wayside claims The Company owns certain mineral claims in the Lillooet Mining Division, British Columbia.

Realization of assets

The investment in and expenditures on exploration and evaluation assets comprise a significant portion of the Company’s assets. Realization of the Company’s investment in these assets is dependent upon the establishment of legal ownership, the attainment of successful production from the properties or from the proceeds of their disposal.

Mineral exploration and development is highly speculative and involves inherent risks.  While the rewards if an ore body is discovered can be substantial, few properties that are explored are ultimately developed into producing mines. There can be no assurance that current exploration programs will result in the discovery of economically viable quantities of ore.

Title to exploration and evaluation assets

Although the Company has taken steps to verify title to exploration and evaluation assets in which it has an interest, in accordance with industry standards for the current stage of exploration of such properties, these procedures do not guarantee the Company’s title.  Property title may be subject to unregistered prior agreements or transfers and title may be affected by an undetected defect.

LEVON RESOURCES LTD.
(An Exploration Stage Company)
Notes to the Condensed Consolidated Interim Financial Statements
(Expressed in Canadian Dollars)

7.	EXPLORATION AND EVALUATION ASSETS (Continued)

Environmental

Environmental legislation is becoming increasingly stringent and costs and expenses of regulatory compliance are increasing. The impact of new and future environmental legislation on the Company’s operations may cause additional expenses and restrictions. If the restrictions adversely affect the scope of exploration and development on the mineral properties, the potential for production on the property may be diminished or negated.

The Company is subject to the laws and regulations relating to environmental matters in all jurisdictions in which it operates, including provisions relating to property reclamation, discharge of hazardous material and other matters. The Company may also be held liable should environmental problems be discovered that were caused by former owners and operators of its properties and properties in which it has previously had an interest.  The Company conducts its mineral exploration activities in compliance with applicable environmental protection legislation.  The Company is not aware of any existing environmental problems related to any of its current or former properties that may result in material liability to the Company.

8.            PROPERTY AND EQUIPMENT

	Computer equipment	Furniture and equipment	Vehicles	Machinery equipment	TOTAL
	$	$	$	$	$
COST
Balance at September 30, 2013 and March 31, 2013	11,493	33,950	54,976	101,948	202,367

ACCUMULATED DEPRECIATION
Balance at March 31, 2013	4,859	13,524	13,676	35,879	67,938
Depreciation	602	1,935	1,803	11,827	16,167
Balance at September 30, 2013	5,461	15,459	15,479	47,706	84,105

CARRYING AMOUNTS
At March 31, 2013	6,634	20,426	41,300	66,069	134,429
At September 30, 2013	6,032	18,491	39,497	54,242	118,262

Of the $16,167 depreciation recognized during the six months ended September 30, 2013, $10,396 was recognized as depreciation expense and $5,771 was recorded as part of exploration expense.

LEVON RESOURCES LTD.
(An Exploration Stage Company)
Notes to the Condensed Consolidated Interim Financial Statements
(Expressed in Canadian Dollars)

9.            SHARE CAPITAL

Authorized

Unlimited number of common shares without par value

Issued

There was no share capital transactions during the six months ended September 30, 2013.

During the six months ended September 30, 2012, 100,000 stock options were exercised for gross proceeds of $35,000.  The Company reallocated the fair value of these options previously recorded in the amount of $21,160 from reserves to capital stock.

Share purchase warrants

A summary of share purchase warrants transactions during the six month ended September 30, 2013 and 2012is as follows:

	Underlying Shares	Weighted Average Exercise Price

Balance, September 30, 2012 and March 31, 2012	1,030,000	$1.95

As at  September 30, 2012, 1,030,000 share purchase warrants were outstanding and exercisable at $1.95 with an expiry date of November 19, 2012.

	Underlying Shares	Weighted Average Exercise Price
Balance, March 31, 2012	1,030,000	$1.95
Expired	(1,030,000)	$1.95
Balance, September 30, 2013 and March 31, 2013	-	-

LEVON RESOURCES LTD.
(An Exploration Stage Company)
Notes to the Condensed Consolidated Interim Financial Statements
(Expressed in Canadian Dollars)

9.             SHARE CAPITAL (Continued)

Stock options

The Company established a stock option plan in 2004 under which it may grant stock options totaling in aggregate up to 10% of the Company’s total number of shares issued and outstanding on a non-diluted basis.  The stock option plan provides for the granting of stock options to employees and persons providing investor relations or consulting services up to a limit of 5% and 2%, respectively, of the Company’s total number of issued and outstanding shares per year.  The option price must be greater than or equal to the discounted market price on the grant date and the option expiry date cannot exceed five years from the grant date.

For the six months ended September 30, 2013 and 2012, stock option activity is summarized as follows:

	Underlying Shares	Weighted Average Exercised Price
Stock options outstanding, March 31, 2013	14,880,000	$0.84
Grant	100,000	$0.75
Expired/cancelled/forfeited	(500,000)	$0.82
Stock options outstanding, September 30, 2013	14,480,000	$0.84

	Underlying Shares	Weighted Average Exercised Price
Stock options outstanding, March 31, 2012	13,965,000	$1.30
Granted	850,000	$1.00
Exercised	(100,000)	$0.35
Expired/cancelled/forfeited	(125,000)	$1.39
Stock options outstanding, September 30, 2012	14,590,000	$1.36

LEVON RESOURCES LTD.
(An Exploration Stage Company)
Notes to the Condensed Consolidated Interim Financial Statements
(Expressed in Canadian Dollars)

9.            SHARE CAPITAL (Continued)

A summary of stock options outstanding and exercisable as at September 30, 2013 and 2012 is as follows:

		Stock Options Outstanding		Stock Options Exercisable
Expiry Date	Exercise Price	September 30, 2013	September 30, 2012	September 30, 2013	September 30, 2012

June 14, 2013	$0.85	-	100,000	-	100,000
June 14, 2013	$1.25	-	100,000	-	100,000
October 3, 2016 ***	$0.75	200,000	200,000	200,000	150,000
November 15, 2013 ***	$0.75	500,000	500,000	500,000	500,000
November 21, 2013	$1.50	250,000	250,000	250,000	187,500
April 28, 2014	$0.25	225,000	325,000	225,000	325,000
January 28, 2015	$0.70	200,000	200,000	200,000	200,000
July 20, 2015	$0.65	400,000	400,000	400,000	400,000
September 3, 2015	$1.00	3,300,000	3,400,000	3,300,000	3,400,000
March 25, 2016 ***	$0.75	7,930,000	8,040,000	7,930,000	8,040,000
October 3, 2016	$1.50	25,000	225,000	25,000	168,750
May 15, 2017	$1.00	750,000	750,000	750,000	187,500
June 7, 2017	$1.00	100,000	100,000	100,000	25,000
November 26, 2015	$0.75	100,000	-	37,500	-
November 26, 2015	$1.00	200,000	-	75,000	-
November 26, 2015	$1.25	200,000	-	75,000	-
July 15, 2015	$0.75	100,000	-	-	-
		14,480,000	14,590,000	14,067,500	13,783,750

*** On September 21, 2012, the Company modified the exercise price of options with an expiry date of November 15, 2013, March 25, 2016 and October 3, 2016 with an original exercise price of $1.25, $1.65 and $1.50, respectively, to $0.75 each.

LEVON RESOURCES LTD.
(An Exploration Stage Company)
Notes to the Condensed Consolidated Interim Financial Statements
(Expressed in Canadian Dollars)

10.          SHARE-BASED PAYMENTS

During the six months ended September 30, 2013, the Company granted 100,000 stock options exercisable at $0.75 fortwo years to a consultant of the Company.

During the six months ended September 30, 2012, the Company granted 850,000 stock options exercisable at $1.00for five years to a director, officer, and employees of the Company.

On September 21, 2012, the Company modified the following stock options:

•	200,000 stock options granted on October 3, 2011 were modified from an exercise price of $1.50 to $0.75;
•	500,000 stock options granted on November 15, 2010 were modified from an exercise price of $1.25 to $0.75;
•	8,040,000 stock options granted on March 25, 2011 were modified from an exercise price of $1.65 to $0.75.

The Company recorded total share-based payments of $35,692 (2012 - $1,128,719) on options issued, which vested during the six months ended, and options modified during the period.

Option pricing requires the use of highly subjective estimates and assumptions including the expected stock price volatility. Changes in the underlying assumptions can materially affect the fair value estimates. The fair value of the options granted to officers, directors, consultants and employees during the six months ended September 30, 2013 and 2012was calculated using the Black-Scholes model with following weighted average assumptions:

	Six months ended September 30, 2013	Six months ended September 30, 2012
Weighted average assumptions:
Fair value at grant date	$0.05	$0.42
Risk-free interest rate	1.13%	1.27%
Expected dividend yield	-	-
Expected option life (years)	2.00	3.12
Expected share price volatility	92.52%	104.80%

11.          RELATED PARTY TRANSACTIONS

During the six months ended September 30, 2013 and 2012:

(a)
$192,295 (2012 - $199,333) was charged to the Company for office, occupancy and miscellaneous costs; shareholder relations and promotion; travel; salaries and benefits; and administrative services paid on behalf of the Company by Oniva International Services Corp. (“Oniva”), a private company owned by the Company and five other reporting issuers having common directors.

The Company takes part in a cost-sharing arrangement to reimburse Oniva for a variable percentage of its overhead expenses, to reimburse 100% of its out-of-pocket expenses incurred on behalf of the Company, and to pay a percentage fee based on the total overhead and corporate expenses.  The agreement may be terminated with one month’s notice by either party.

Due from related parties consists of $Nil (March 31, 2013 - $5,564) due from ABC Drilling

LEVON RESOURCES LTD.
(An Exploration Stage Company)
Notes to the Condensed Consolidated Interim Financial Statements
(Expressed in Canadian Dollars)

11.          RELATED PARTY TRANSACTIONS (Continued)

Due to related parties consists of the following:

	September 30, 2013	March 31, 2013
Chevillon Exploration. (ii)	$3,311	$3,480
Coral Gold Resources Ltd. (iii)	33,524	33,347
Oniva (i)	14,040	44,713
Great Thunder Gold Corp. (iii)	788	-
	$51,663	$81,540

(i)	Oniva and ABC Drilling are private companies related by way of common management and directors.

(ii)	Chevillon Explorationis a private company controlled by a director and officer of the Company.

(iii)	Coral Gold Resources Ltd. and Great Thunder Gold Corp. are public companies related by way of common directors.

Accounts payable includes $Nil (2013 - $19,354) owed to a public company related by way of common directors and $Nil (2013 - $30,673) owed to a private company related by way of common management and directors.

Related party transactions are measured at the estimated fair values of the services provided or goods received.

Management transactions

The Company has identified its directors and certain senior officers as its key management personnel. The compensation costs for key management personnel for the six months ended September 30, 2013 and 2012 are as follows:

	September 30, 2013	September 30 , 2012
Salaries and benefits	$48,099	$42,448
Consulting and management fees (i)	250,000	380,000
Share-based payments (ii)	-	996,906
	$298,909	$1,419,354

(i)	Consulting and management fees include management fees paid to a company controlled by a director and officer of the company and has been included as part of exploration expense.

LEVON RESOURCES LTD.
(An Exploration Stage Company)
Notes to the Condensed Consolidated Interim Financial Statements
(Expressed in Canadian Dollars)

12.          SEGMENTED INFORMATION

The Company operates in one reportable operating segment, being the acquisition, exploration and development of mineral properties.

The Company has non-current assets, excluding financial instruments, in the following geographic locations:

	September 30, 2013	March 31, 2013
Canada
Reclamation deposit	$32,629	$32,629
Property and equipment	118,262	134,429
Total Canada	150,891	167,058

Mexico
Exploration and evaluation assets	128,754,247	126,601,959
Total Mexico	128,754,427	126,601,959
	$128,905,138	$126,769,017

13.          COMMITMENTS

The Company has entered into consulting agreements expiring in 2014.  The Company’s commitment for futureminimum payments in respect of these agreements is as follows:

	September 30, 2013	March 31, 2013
Not later than one year	$247,323	$494,647
Later than one year and no later than five years	15,868	15,868
	$263,191	$510,515

14.          FINANCIAL INSTRUMENTS

The carrying amounts of amounts receivable (excluding HST and IVA, being Mexican value added tax) and accounts payable are a reasonable estimate of their fair values due to their short term to maturity. Cash equivalents comprise short-term investments that are readily converted to known amounts of cash with original maturities of three months or less. Investment securities are accounted for at fair value based on quoted market prices. The carrying amount of reclamation deposits approximate their fair value as the stated rates approximates the market rate of interest.

The Company’s financial instruments are exposed to certain financial risks: credit risk, liquidity risk and market risk.

LEVON RESOURCES LTD.
(An Exploration Stage Company)
Notes to the Condensed Consolidated Interim Financial Statements
(Expressed in Canadian Dollars)

14.          FINANCIAL INSTRUMENTS (Continued)

(a)	Credit risk

Credit risk is the risk that one party to a financial instrument will cause a financial loss for the other party by failing to discharge an obligation. The Company’s cash is exposed to credit risk.

The Company manages credit risk, in respect of cash, by maintaining the majority of cash and cash equivalents at high credit rated Canadian financial institutions.  Concentration of credit risk exists with respect to the Company’s cash and reclamation deposits as the majority of the amounts are held with a Canadian and a Mexican financial institution. The Company’s concentration of credit risk, and maximum exposure thereto, is as follows:

	September 30, 2013	March 31, 2013

Cash and cash equivalents held at major financial institutions
Canada	$45,295,687	$49,253,522
Mexico	29,489	58,392
	45,325,176	49,311,914
Reclamation deposits held at a major financial institution
Canada	32,629	32,629
Total	$45,357,805	$49,344,543

LEVON RESOURCES LTD.
(An Exploration Stage Company)
Notes to the Condensed Consolidated Interim Financial Statements
(Expressed in Canadian Dollars)

14.          FINANCIAL INSTRUMENTS (Continued)

(a)	Liquidity risk

Liquidity risk is the risk that the Company will encounter difficulty in satisfying financial obligations as they become due.

The Company manages its liquidity risk by forecasting cash flows required by operations and anticipated investing and financing activities.  The Company has cash and cash equivalents at September 30, 2013 in the amount of $45,325,176 (2013 - $49,311,914) in order to meet short-term business requirements. At September 30, 2013, the Company had current liabilities of $144,028 (March 31, 2013 - $244,226). Accounts payable have contractual maturities of less than 30 days and are subject to normal trade terms. Advances payable to related parties are without interest or stated terms of repayment.

(b)	Market risk

Market risk consists of interest rate risk and foreign currency risk. The Company is exposed to interest rate risk and foreign currency risk.

Interest rate risk

Interest rate risk consists of two components:

(i)
To the extent that payments made or received on the Company’s monetary assets and liabilities are affected by changes in the prevailing market interest rates, the Company is exposed to interest rate cash flow risk.

(ii)	To the extent that changes in prevailing market rates differ from the interest rate in the Company’s monetary assets and liabilities, the Company is exposed to interest rate price risk.

The Company’s cash and cash equivalents consist of cash held in bank accounts and fixed income investments that earn interest at variable interest rates. Due to the short-term nature of these financial instruments, fluctuations in market rates do not have a significant impact on estimated fair values as of September 30, 2013.  Future cash flows from interest income on cash will be affected by interest rate fluctuations.  The Company manages interest rate risk by maintaining an investment policy that focuses primarily on preservation of capital and liquidity.

LEVON RESOURCES LTD.
(An Exploration Stage Company)
Notes to the Condensed Consolidated Interim Financial Statements
(Expressed in Canadian Dollars)

14.          FINANCIAL INSTRUMENTS (Continued)

(c)          Market risk (continued)

Foreign currency risk

Foreign currency risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate due to changes in foreign exchange rates. The Company is exposed to foreign currency risk to the extent that monetary assets and liabilities are denominated in foreign currency.

The Company is exposed to foreign currency fluctuation related to its exploration and evaluation assets thereon, and accounts payable in US dollar balances and Mexican pesos (“MXN”). A significant change in the exchange rate between the Canadian dollar relative to the US dollar or Mexican peso could have an effect on the Company’s financial position, results of operations and cash flows, as follows:

	September 30, 2013		March 31, 2013
	MXN Pesos	USD	MXN Pesos	USD
Cash and cash equivalents	$325,989	$1,723,824	$661,140	$4,980,789
Amounts receivable	58,398,881	-	41,045,323	-
Accounts payable and accrued liabilities	(18,891,564)	-	(2,653,360)	-
Amounts due to related parties	-	(33,132)	-	(13,778)
Net exposure	$39,833,305	$1,690,692	$39,053,103	$4,967,011
Canadian dollar equivalent	$3,114,566	$1,738,877	$3,212,899	$5,044,497

Based on the net US dollar denominated asset and liability exposures as at September 30, 2013, a 6% (March 31, 2013 - 6%) fluctuation in the Canadian/US exchange rates will impact the Company’s earnings by approximately $104,000 (March 31, 2013 - $302,000).

Based on the net Mexican peso denominated asset and liability exposures as at September 30, 2013, a 8% (March 31, 2013 - 8%) fluctuation in the Canadian/MXN exchange rates will impact the Company’s earnings by approximately $249,000 (March 31, 2013 - $65,000).

(b)	Other price risk

Other price risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate due to changes in market prices, other than those arising from interest rate risk or foreign currency risk. The Company is exposed to other price risk with respect to its investment securities as they are carried at fair value based on quoted market prices, which is immaterial.

The Company’s ability to raise capital to fund mineral resource exploration is subject to risks associated with fluctuations in mineral resource prices. Management closely monitors commodity prices, individual equity movements, and the stock market to determine the appropriate course of action to be taken by the Company.

LEVON RESOURCES LTD.
(An Exploration Stage Company)
Notes to the Condensed Consolidated Interim Financial Statements
(Expressed in Canadian Dollars)

14.          FINANCIAL INSTRUMENTS (Continued)

(e)          Classification of financial instruments

IFRS 7 Financial Instruments: Disclosures establishes a fair value hierarchy that prioritizes the input to valuation techniques used to measure fair value as follows:

Level 1 – quoted prices (unadjusted) in active markets for identical assets or liabilities;
Level 2 – inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices); and
Level 3 – inputs for the asset or liability that are not based on observable market data (unobservable inputs).

The following table sets forth the Company’s financial assets measured at fair value by level within the fair value hierarchy as at September 30, 2013:.

	Level 1	Level 2	Level 3

Cash and cash equivalents	$45,325,176	$-	$-
Investments	$3,172	$-	$-

15.          CAPITAL MANAGEMENT

The Company’s objectives when managing capital are to safeguard the Company’s ability to continue as a going concern in order to pursue the exploration of its properties and to maintain a flexible capital structure for its projects for the benefit of its stakeholders. In the management of capital, the Company includes the components of shareholders’ equity.

The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust the capital structure, the Company may attempt to issue new shares or reduce expenditures. Management reviews the capital structure on a regular basis to ensure that objectives are met.

There have been no changes to the Company’s approach to capital management during the period ended September 30, 2013. The Company is not subject to external restrictions on its capital.